UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-43500

Bradbury Capital Inc.

Unit No. 16-04, Level 16, Imazium No. 8

Jalan SS21/37, Damansara Uptown,

47400, Petaling Jaya

Selangor, Malaysia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective November 9, 2026, Chow Wing Loke resigned from his positions as Chief Financial Officer and Director of Bradury Capital Inc., a Cayman Islands exempted company (the “Company”). His resignation was not due to any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Concurrently, Virginia Jaqveline Chan resigned from her position as a Director and all her positions on the audit, compensation and nominating and corporate governance committees. Her resignation was not due to any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective November 9, 2026, the Board of Directors appointed the following individuals to serve in the offices set forth next to their names and to fill the vacancies caused by the resignations of Mr. Chow and Ms. Chan until their successor(s) shall be duly elected or appointed, unless he or she resigns, is removed from office or is otherwise disqualified from serving as a director or officer of the Company.

Name	Age	Office(s)
Virginia Jaqveline Chan	65	Chief Financial Officer
Say Leong Lim	57	Independent Director

Say Leong Lim, age 57, was appointed to our board of directors on November 9, 2026. Concurrently, he was appointed to serve on the audit, compensation and nominating and corporate governance committees and was designated as the audit committee financial expert. Prior to joining us, he served as the Chairman of the Board and Chief Executive Officer of Globalink Investment Inc., a special purpose acquisition company formerly listed on NASDAQ Global Markets since March 24, 2021, and as its Chief Financial Officer since March 2025. Mr. Lim has been involved in numerous corporate and operation transactions, amongst other initial public offerings, reverse takeovers, mergers and acquisition deals, restructuring and rightsizing, funding, training, management and operational controls in Malaysia, Singapore, Indonesia, Hong Kong, China and Australia over the last 30 years. Since April 2023, Mr. Lim has served as the chief executive officer of Xtend Digital Sdn. Bhd., a technology company based in Malaysia. Since June 2021, Mr. Lim has served as an independent director at LFE corporation Bhd., an engineering company in Malaysia. Since February 2019, Mr. Lim has served as the Independent Non-executive Director of Aurora Italia International Bhd., a public retail company in Malaysia. In May 2010, Mr. Lim co-founded Everise Concepts PLT and has since served as its advisor. Everise Concepts PLT is principally involved in the provision of corporate and business consultancy, real estate projects and the wholesale and distribution of fast-moving consumer goods via retail and online channels. From November 2020 to April 2022, Mr. Lim served as an independent director of Caely Holdings Bhd. Mr. Lim obtained his Chartered Management Accountancy qualification from the Chartered Institute of Management Accountants (CIMA) United Kingdom in 1991 and was admitted as a member of the Malaysian Institute of Accountants (MIA) in 1996 and a member of the Chartered Tax Institute of Malaysia in 1999. He is also a Fellow member of the Institute of Corporate Directors Malaysia. Mr. Lim obtained his Masters of Business Administration from Heriot-Watt University in the United Kingdom in 1997.

In connection with his appointment to the Board, Mr. Lim signed a Director Retainer Agreement pursuant to which he would receive a cash retainer of One Thousand Dollars per calendar month. The foregoing description of the Director Retainer Agreement is qualified in its entirety by reference to the Director Retainer Agreement, which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer and incorporated herein by reference.

In connection with her appointment to serve as the Company’s Chief Financial Officer, Ms. Chan signed an Employment Agreement pursuant to which she would receive cash compensation of USD $12,000 per calendar month. Ms. Chan also signed an Indemnity Agreement pursuant to which the Company agreed to indemnify Ms. Chan in connection with her services as the Chief Financial Officer of the Company.

The foregoing descriptions of the Employment Agreement and the Indemnity Agreement are qualified in their entirety by reference to the Employment Agreement and the Indemnity Agreement, which are filed as Exhibit 10.2 and Exhibit 10.3 to this Report of Foreign Private Issuer and incorporated herein by reference.

None of foregoing persons has a direct family relationship with any of the Company’s directors or executive officers, or any person nominated or chosen by the Company to become a director or executive officer.

Exhibit No.	Description

10.1	Director Retainer Agreement dated November 9, 2026, between Bradbury Capital Inc. and Say Leong Lim
10.2	Employment Agreement dated November 9, 2026, between Bradbury Capital Inc. and Virginia Jaqveline Chan
10.3	Indemnity Agreement dated November 9, 2026, between Bradbury Capital Inc. and Virginia Jaqveline Chan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 9, 2026

By:	/s/ Loo See Yuen
Name: Loo See Yuen
Title:	Chief Executive Officer and Director